EXHIBIT 3

Tel: 403 266 5608 Fax: 403 233 7833 www.bdo.ca	BDO Canada LLP 903 – 8th Avenue SW, Suite 620 Calgary AB T2P 0P7 Canada

June 24, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission – New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities – Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:
Re: Notice of Change of Auditors of TransGlobe Energy Corporation

We acknowledge receipt of a Notice of Change of Auditor dated June 24, 2020 (the Notice) delivered to us by TransGlobe Energy Corporation (the Company) in respect of the change of auditor of the Company.

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm we have read the Notice and confirm our agreement with the statements concerning BDO Canada LLP contained in the Notice, based on our knowledge of the information as at the date of this letter.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the International BDO network of independent member firms.